March 8, 2012

VIA EDGAR

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Attn: H. Roger Schwall, Assistant Director

Re:	Legend Oil and Gas, Ltd. (the “Company”)

Amendment No.2 to Registration Statement on Form S-3

Filed February 23, 2012

File No. 333-178176

Amendment No. 1 to Registration Statements on Form S-3

Filed February 23, 2012

File No. 333-179008 and 333-179009

Amendment No. 3 to Current Report on Form 8-K

Filed February 23, 2012

Dear Mr. Schwall:

We received the Staff’s comments set forth in your letter dated March 5, 2012, with respect to the above-referenced filings for Legend Oil and Gas, Ltd. Below are our responses to those comments, numbered to correspond to your numbered comments.

General

1.	We remind you of prior comments 1-3 from our letter to you dated December 16, 2011.

We acknowledge prior comments 1-3. Specifically, (a) we have made or will make appropriate corresponding changes to all disclosures to which a comment relates, including page references to all responsive disclosure, (b) we have responded to each question and bullet point and have provided numbered responses that identify the page(s) of the appropriate filing with the responsive disclosure, and (c) we acknowledge that the Registration Statements will not be declared effective until we have cleared all Staff comments.

Form 8-K, as amended February 23, 2012

2.	We note in response to prior comment six you revised your pro forma standardized measure disclosure to reflect the level of detail and format prescribed in FASB ASC 932-235-50-29 through 50-33. Please tell us why your presentation excludes future income tax expense associated with the future cash flows. Refer to ASC 932-235-50-31(c) for additional guidance.

We did not include future income tax expenses in the presentation of discounted future net cash flows as of December 31, 2010, because the pretax net cash flows relating to proved reserves was estimated to be less than the sum of the tax basis of the applicable properties and the tax losses to be carried forward. Accordingly, there is not expected to be any tax due. We do not consider it necessary to revise the pro forma. If it were to be revised, we would simply insert the following line item: “Future income tax expense              $0.”

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Securities and Exchange Commission

March 8, 2012

We acknowledge that we are responsible for the adequacy and accuracy of the disclosure in our filings with the Securities and Exchange Commission. We also acknowledge that Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing and that we may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that you find our responses to your comments satisfactory, and the additional information provided helpful. Please feel free to call our securities counsel, Timothy M. Woodland, at (206) 254-4424, to discuss any questions, issues or additional comments or requests. We look forward to hearing back from you at your earliest convenience.

Thank you for your attention in this matter.

Respectfully,

LEGEND OIL AND GAS, LTD.

/s/ James Vandeberg
Chief Financial Officer